January 28, 2004

MAIL STOP 0511

via U.S. mail and facsimile

Elena Krioukova, President
Scala Minerals, Inc.
318 Homer Street, Suite 400
Vancouver, British Columbia
Canada V6B 2V2

Re:      Scala Minerals, Inc.
Form SB-2 filed December 23, 2004
      File No.:  333-121613

Dear Ms. Krioukova:

	We have the following comments on your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. The engineering review is still underway and any additional comments will be issued promptly in a separate letter.
2. Section (a)(2) of Rule 419 defines a blank check company as a company that is issuing penny stock that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity." In discussing this definition in the adopting release, the
Commission stated that it would "scrutinize offerings for attempts to create the appearance that the registrant1/4has a specific business plan, in an effort to avoid the application of Rule 419." See Security Act Release No. 33-6932 (April 28, 1992).
Your disclosure indicates the following: that you have not conducted any exploration on your sole mineral option; that you have no revenues to date; that, as of this date, that you have paid $3,000 for the option, you need, for the year 2005, to have $5,000 in expenditures by July 1, 2005 and a $10,000 cash payment by December
1, 2005; that your assets consist only of the option and $19,507 in cash; that you will require additional financing in order to determine whether the property contains economic mineralization and to cover your anticipated administrative costs; that you do not currently have any arrangements for financing and may not be able to find such financing; that Ms. Krioukova has no "professional training or technical credentials in the exploration, development and operation of mines"; and that Ms. Krioukova has significant experience with, and devotes the majority of her time to, consulting services to public companies through her private consulting firm.

In view of the foregoing, your business appears to be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Accordingly, please revise your disclosure throughout the prospectus to comply with Rule 419 of Regulation C.
3. Our call to the telephone number on the cover page of your registration statement was answered by "EDGAR Agent Filing Services."
There is no listing for either Scala Minerals, Inc. or Elena Krioukova. Please provide the registrant`s telephone number on the cover and supplementally confirm that the registrant`s address is correct.

Summary, page 5

4. Please disclose in the second paragraph on page 5 the amount and dates of payments that the registrant must make in order to exercise the option.

Risk Factors, Page, 5

5. Disclose in a risk factor and, also, in the "Description of Business" section the following: that Ms. Krioukova has no "professional training or technical credentials in the exploration, development and operation of mines."
6. Disclose whether the other business interests of the president of the company are in competition with the company. If so, provide a risk factor which identifies and discusses the resulting conflicts of interest.

Plan of Distribution, page 13

7. In the third full paragraph on page 14, please state that selling shareholders and broker-dealers who execute sales for the selling shareholders may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts and commissions under the Securities Act.
8. Please state that the number of shares to be sold, the name of the selling shareholder, the purchase price, the name of any agent or broker and any applicable commissions, discounts or other compensation to such agents or brokers and other material facts with respect to a particular offering will be set forth in a prospectus supplement.

Legal Proceedings, page 15

9. The address you have provided for "service of process" in Nevada differs from that on the cover of the registration statement. In addition, you have not included a name with the address in this section. Please revise as appropriate.

Directors, Executive Officers, Promoters and Control Persons, page
15

10. Please advise supplementally of the relationship between Elena Krioukova and Andrei Krioukov and whether or not Items 401(d) and 404(d) are applicable to the latter.
11. Define NCCP, JSC NCCP and the website referenced.
12. Disclose the name and location of Ms. Krioukova`s "private consulting firm." Describe in detail the areas in which it provides consulting services.


Description of Securities, page 17

In the first paragraph of this section, you indicate that two shareholders may constitute a quorum for a meeting of stockholders.
Please clarify whether these provisions allow for any two stockholders to constitute a quorum or whether such stockholders must hold a required percentage of the issued and outstanding shares of the registrant`s voting stock in order to constitute a quorum.

Interests of Named Experts and Counsel

13. Name the experts and counsel being referred to.

Description of Business, page 19

General

14. You have stated at the end of the first paragraph: "Further exploration will be required before a final evaluation as to the economic and legal feasibility is determined." Please disclose what you mean by "legal feasibility" and explain why it must be evaluated.
If appropriate, add a risk factor regarding this uncertainty.

Shore Claims Option Agreement, page 1

15. Briefly describe sections 5.1 of the Option Agreement.
Describe
and explain in detail section 5.2.

Geological Assessment Report: Shore Claims, page 22

16. We note the reference in the first paragraph to Mr. Molak, a professional geoscientist retained by the company to "complete an initial review of the shore claims" and to prepare a geological summary report of the Shore claims. We also note a reference to certain conclusions of Mr. Molak with respect to the Shore claims. On this basis, in accordance with Section 7(a) of the Securities Act of 1933, as amended, and Item 601(b)(23) of Regulation S-B, please file Mr. Molak`s consent to being named in this registration
statement.   Further, please supplementally provide the staff with
a
copy of any report or other document provided to the registrant by Mr. Molak. In addition, please explain in the disclosure what a geoscientist is. Also, revise the disclosure to include Mr. Molak`s credentials as a professional geologist.
Finally, to the extent applicable, the disclosure in the plan of operation and in the financial statements should be revised to reflect any compensation paid, or owed, to Mr. Molak for his services.

Compliance with Government Regulation, page 23

17. Please discuss the impact and effect of existing or probable governmental regulations on Phases I, II, and the production phase.
18. Expand your disclosure regarding compliance with environmental laws. Provide, for each stage in the process, that is, Phases I, II and the various steps of the production phase, the costs of compliance. Discuss the other effects of the environmental laws on your exploration and mining and on your financial condition.

Exhibits

19. We note that the legal opinion and consent of the attorney remains to be filed.

Financial Statements

General

20. Please note the updating requirements for the financial statements as set forth in Item 310(g) of Regulation S-B and provide a current consent of the independent accountants in any amendments.
Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Angela Halac at 202-824-5683 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 942-1946 with other questions.

Sincerely,



John Reynolds
Assistant Director
Office of Emerging Growth Companies


cc:  	Elena Krioukova, President
      Facsimile 604-602-7593



Elena Krioukova, President
Scala Minerals, Inc.
January 28, 2005
Page 1